Iwona Kozak Stream Communications +48-22-842-7666	Maura Gedid
Breakstone Group
646-452-2335
mgedid@breakstone-group.com

For Immediate Release

Stream Reports Nine Month 2008 Results

WARSAW, Poland, December 9, 2008 – Stream Communications Network & Media Inc. (SCNWF PINK SHEETS & FSE: TPJ) (“Stream Communications” or “Stream”), a broadband cable company offering cable TV, high-speed internet and VoIP services in Poland, today announced results for the nine months ended September 30, 2008.1

Due to the change in Stream Communications’ ownership of Stream Poland from 100 percent to 48.86 percent, Stream Poland revenues are no longer consolidated, but are instead reported as Income/Loss on Non-consolidated Revenue.

Table 1: Financial and Operating Highlights

1A: Stream Communications Financial Highlights	Nine-Month Period	Nine-Month Period
(Expressed in Canadian Dollars)	Ending Sept. 30,	Ending Sept. 30,
	2008	2007
Revenue	1,379,475	5,640,847
Gain (Loss) from Operations	2,682,283	905,375

1B: Stream Poland Operational Highlights
	At Sept. 30,	At Sept. 30,
in revenue generating units (RGUs)	2008	2007
Cable Television RGUs	81,948	60,407
Internet RGUs	17,115	6,994
VOIP	1,696	19
Total RGUs*	100,759	67,420

*Total 2008 RGUs include the acquisition of Broker, which closed prior to September 30, 2008.

Stream’s president, Mr. Jan S. Rynkiewicz, commented, “In the first nine months of 2008, Stream Poland’s new management began to guide the acquisition and technology rollout strategy that had been discussed previously, and has made good progress in increasing its total revenue generating units [RGUs]. During this period, two important acquisitions were announced which are expected to increase Stream Poland’s subscriber base significantly. The Broker acquisition closed during the period, adding approximately 29,000 RGUs to Stream Poland’s total of more than 100,000 at the end of September, contributing to a total increase of 50% from RGUs reported at 3Q07.

“The preliminary announcement to acquire another cable provider in Gdansk with 19,000 RGUs was also announced. The transaction is expected to close in January 2009.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with Canadian generally accepted accounting principles, and expressed in Canadian dollars.

“Subsequent to the end of the quarter, Stream Poland also closed the acquisition of Homenet, an Internet provider located in Gdansk with 5,850 RGUs as well.

“Internet telephony or VoIP services have been introduced in selected areas in the Stream Poland network, and Stream Poland also finished network upgrades to enable the company to offer high definition television or HD TV to its subscribers. The commercial launch of HD TV is scheduled to begin this month.

“We are also pleased that our newly launched venture Stream Investment, founded to develop new networks in Polish regions underserved by their current cable/internet services, has launched service in its brand new Suwalki network. Although minimal revenues were generated during the first nine months of the year, service was launched in August in connection with the Olympics. Stream Investment will take over development of another green field project in the Lubin area for which a preliminary acquisition agreement was made in early 2007 when the acquisition closes, expected in early 2009.”

2008 NINE MONTH CONSOLIDATED RESULTS

Revenue
Stream Communications Network & Media, Inc. is reporting revenue of $1,379,475 for the nine months ended September 20, 2008 versus $5,640,847 in the prior year period. Revenue decreased by 76% in the current year as compared to 2007 because only two months of revenue from Stream Poland were consolidated, whereas in prior years Stream Poland was a fully consolidated subsidiary. In May 2008, Stream’s new wholly owned network in Suwalki, controlled by its subsidiary Stream Investments, commenced operation, launching service just prior to the Olympic Games in August 2008. Therefore, the new network generated limited revenues in the nine month period.

Table 2: Overall Expenses
	Nine-Month Period	Nine-Month Period
	Ending Sept. 30,	Ending Sept. 30,
(Expressed in Canadian Dollars)	2008	2007

Revenues	1,379,475	5,640,847
Operating expenses
Programming and system lease	540,806	2,213,382
Amortization	642,381	1,162,989
Payroll and related	652,890	1,595,400
Management and professional fees	661,337	511,459
Office expenses	117,898	291,004
Travel and entertainment	101,093	314,436
Occupancy costs	66,101	223,056
Investor Relations	23,989	70,544
Advertising and marketing	19,875	141,211
Stock-based compensation	-
Restructuring Expenses	-	-
(Gain) / Loss on Disposal of Assets	(4,129,179)	22,741
Gain / (Loss) from operations	2,682,283	(905,375)

Stream Communications Network & Media Inc., Page 2 of 8

Expenses
Operating expenses decreased significantly in the nine-month period ended September 30, 2008 compared to the same period in 2007 for two reasons. First, the company realized a $4,129,179 gain on the sale of shares to Penta Investments, and second, only two months of Stream Poland expenses were consolidated.

Results from Operations and Adjusted EBITDA
Stream earned operating income of $2,682,283 for the nine-month period ended September 30, 2008 in comparison with operating losses in the same period in 2007 of $905,375. The improvement in operating results is due to the gain on the disposal of shares to Penta Investments.

Adjusted EBITDA for the period, defined as operating income/ loss before amortization and write-down of capital assets, plus other income (expenses), was negative $804,515 versus a gain of $280,355 in the same period in 2007. The difference is primarily attributable to the above mentioned gain on the sale of shares to Penta Investments, and the lack of comparable revenues because only two months of Stream Poland expenses were consolidated.

Table 3: Adjusted EBITDA

	Nine-Month Period	Nine-Month Period
	Ending Sept. 30,	Ending Sept. 30,
(Expressed in Canadian Dollars)	2008	2007
Revenues	1,379,475	5,640,847
Gain(loss) from operation	2,682,284	(905,375)
Add: amortization	642,381	1,162,989
Add: restructuring expenses	0	0
Add: (gain)/loss on disposal of assets	(4,129,179)	22,741
Adjusted EBITDA	(804,514)	280,356

* Adjusted EBITDA is a non-GAAP measure

Income from non-consolidated subsidiaries is the percentage of Stream Poland’s results apportioned to Stream’s ownership in the nine-month period, and consists of a loss of $572,911.

Net Profit (Loss)
In the period ended September 30, 2008, Stream earned a net profit of $2,802,556 versus a net loss of $936,345 in the same period in 2007, due to the consolidation reporting change and the gain made on the sale of shares to Penta Investments.

LIQUIDITY AND CAPITAL RESOURCES

Stream Communications’ working capital deficit at September 30, 2008 was $1,286,822, compared to the working capital deficiencies at December 31, 2007 of $9,871,755. The Company’s liquidity position significantly improved in 2008 due to the Penta investment. This enabled the Company to settle its external debt, with the exception of three loans which will be converted to equity once regulatory approval is obtained. Additionally, the Company has an active stand by guarantee for financing at of USD $5,000,000 which, if drawn down, would fully satisfy the company’s potential near term financing needs.

Stream Communications Network & Media Inc., Page 3 of 8

KEY DEVELOPMENTS
In February 2008 the Penta Investments acquisition of 51% in Stream Poland closed, and the proceeds of the sale of Stream Poland shares enabled Stream Communications and Stream Poland to repay all external debt and resulted in the replacement of the management of Stream Poland with candidates chosen by Penta Investments.

In January 2008 Andrzej Strehlau was appointed President & CEO and Vladimir Petrzilka was appointed Chief Operating Officer of Stream Poland. With over 17 years in the cable TV sector, Mr. Strehlau held various executive and managerial positions with some of the largest cable TV operators in Poland and has been actively involved in consolidation in the sector. Vladimir Petrzilka was appointed to oversee all of the technical aspects of network modernization and integration, as well as new technology introduction. Mr. Petrzilka has over 18 years of cable TV industry experience in the Czech Republic, including over 10 years at an executive level.

In May 2008 the wholly owned Stream Communications subsidiary, Stream Investment, entered into an agreement to purchase a newly built broadband network in Suwalki, northern Poland. Operations were launched in Suwalki in May 2008 and sales of network services began in August 2008.

In June 2008 Stream Poland announced a preliminary agreement to acquire an as yet unnamed northern Polish cable operator with a reported 19,000 RGUs.

In August 2008 the company also announced the closing of the Stream Poland acquisition of Southern Polish cable TV and internet provider, Broker-Service Sp z o.o. with a reported 27,000 RGUs at the end of 2007.

Of the total PLN 44 million cost of the Broker acquisition, PLN 9.5 million cash was provided by Stream Poland, while Penta Investments subsidiary Cyfoca provided a PLN 34.5 million cash loan that will be converted into equity at the end of 2008 when the shares are officially registered.

Assuming that equity registration is completed and shares issued at the end of 2008, the lowest amount of shares issued to replace the loan is expected to be approximately 24,946 Stream Poland shares.

SUBSEQUENT EVENTS
Stream Poland closed the acquisition of Internet provider Homenet Technologies Sp z o.o. ("Homenet") with a network located in Gdansk, Poland, for PLN 9 million. As of June 30, 2008, Homenet had 5,850 RGUs, that includes Internet, VoIP, and Analog Video subscribers. The number of Homenet RGUs will be verified by the end of December 2008, and the transaction price could be adjusted accordingly, if needed. Homenet earned revenues of PLN 1.5 million for the first six months of 2008.

Stream Poland finished upgrading its network to enable the company to offer HD TV to its subscribers. The commercial launch of the HD TV is scheduled for early December. In 2009 Stream Poland plans to upgrade 100% of its network to make high-speed Internet access available to all individual and business customers.

Stream Communications Network & Media Inc., Page 4 of 8

Also on December 1, 2008, Michael Mazurek was appointed CFO of Stream Communications Network and Media. He is the founding partner of CDB, a CFO outsourcing and consulting company in Poland. He has over twelve years of finance-related experience working for Polish and international companies. As a CDB partner he has worked with numerous small to mid-sized companies and for companies listed on Warsaw Stock Exchange, and he took part in auditing, due diligence and M&A projects. Prior to founding CDB, Mr. Mazurek served as CFO of the Polish subsidiary of Kinepolis, a Belgian entertainment holding company which was publicly traded in Brussels during the investment, launch and operational stages of the business. Prior to Kinepolis he was Chief Accountant for the advertising agency Goldfinger. His career started as Financial Analyst in Portfolio Management Department and in Advisory Department at the Capital Market Centre of Citibank in Warsaw.

Mr Mazurek graduated from the University of Warsaw with a degree in Management. He is a Certified Chartered Accountant, holds an Accounting Certificate from Ministry of Finance in Poland and a securities brokerage license of Polish Financial Supervision Authority. In addition to his native Polish, Mr. Mazurek speaks English.

About Stream Communications
Stream Communications is a broadband cable company that offers cable TV, high-speed Internet and VoIP services in Poland. Stream Communications, together with Penta Investments, controls the 7th largest cable operator in Poland, Stream Communications Sp z o.o., focusing on the densely populated markets of Southern Poland. Via its wholly owned subsidiary Stream Investment Sp z o.o., Stream Communications is developing green field projects in the cable sector in Poland.

Safe Harbor for Forward-Looking Statements
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

– Financial Tables Follow –

Stream Communications Network & Media Inc., Page 5 of 8

Stream Communications Network & Media, Inc.
Consolidated Statement of Operations and Deficit at September 30,  2008

(Expressed in Canadian Dollars)	For the nine months ended	For the nine months ended
	September 30, 2008	September 30, 2007

Revenues	1,379,475	5,640,847
Operating expenses
Programming and system lease	540,806	2,213,382
Amortization	642,381	1,162,989
Payroll and related	652,890	1,595,400
Management and professional fees	661,337	511,459
Office expenses	117,898	291,004
Travel and entertainment	101,093	314,436
Occupancy costs	66,101	223,056
Investor Relations	23,989	70,544
Advertising and marketing	19,875	141,211
Stock–based compensation	–
Restructuring Expenses	–	–
(Gain) / Loss on Disposal of Assets	(4,129,179)	22,741

Gain / (Loss) from operations	2,682,283	(905,375)
Other (Income)/Expenses
Standby guarantee	–	–
Recovery of IPO expenses	–	–
Financing (income) expense	216,552	169,352
Interest (income) expense	23,653	238,327
Other (income) expense	39,168	(59,184)
Foreign exchange (gain) loss	(977,000)	(395,235)
Income (Loss) before income taxes	3,379,910	(858,635)
Income taxes		87,200
Gain (Loss) before non–controlling interest	3,379,910	(945,835)
Non controlling interest	4,443	17,510
Income / (Loss) on Non Consolidated Subsidiaries	(572,911)

Net profit (loss) for the period	2,802,556	(963,345)
Deficit, beginning of year	(49,994,299)	(46,886,979)
Deficit, end of year	(47,191,743)	(47,850,324)

Basic and diluted loss per share	0	(0)
Basic and diluted weighted average
number of common shares	93,962,293	79,382,887

Stream Communications Network & Media Inc., Page 6 of 8

Stream Communications Network & Media, Inc.
Consolidated Balance Sheet at September 30, 2008

(Expressed in Canadian Dollars)	September 30, 2008	December 31, 2007
Assets
Current assets
Cash and cash equivalents	1,153,970	682,859
Short–term investments	–	29,048
Accounts receivable, net	2,473	256,146
GST and VAT receivables	676,024	311,998
Prepaid expenses and other assets	146,518	195,948
Future income tax assets	–	286,586
	1,978,984	1,762,585

Property, plant and equipment, net	2,415,409	12,894,445
Cable TV subscriber base, Net	–	379,801
Other intangible assets, Net	32,013	–
Investment in nonconsolidated subsidiaries	6,182,664	–
Non –current advances	–	180,332
Deposit on Acquisition	–	1,402,580
	10,609,070	16,619,743

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,472,310	5,066,512
Deferred revenue	–	3,629
Future income tax liabilities	–	–
Bank, leasing and other financing	1,792,806	6,564,199
	3,265,116	11,634,340

Bank, leasing and other financing	207,555	568,588
	3,472,671	12,202,928

Non –controlling interest	–	923,525

Shareholders' equity
Common shares
Authorized
150,000,000 common share at par value
Issued and fully paid	44,515,479	44,515,479
Contributed surplus	6,754,668	5,549,744
Warrants	797,775	2,002,699
Accumulated other comprehensive income	2,260,220	1,419,667
Accumulated deficit	(45,191,743)	(49,994,299)
	7,052,538	3,493,290
	10,609,070	16,619,743

Stream Communications Network & Media Inc., Page 7 of 8

Stream Communications Network & Media, Inc.
Consolidated Cash Flow Statement at September 30, 2008

	For the nine months ended	For the nine months ended
	September 30, 2008	September 30, 2007
(Expressed in Canadian Dollars)

Operating Activities
Net loss for the period	2,802,556	(443,711)
Amortization	642,381	770,788
Unrealized foreign exchange	(977,000)	(529,672)
Unpaid interest	–	97,833
Non–controlling interest	830,605	18,999
(Gain) Loss on disposal of assets & shares	(4,129,179)	–
	(830,637)	(85,763)
Change in non–cash working capital
Accounts receivable	253,673	(28,797)
Prepaid expenses and other assets	49,430	(57,753)
Accounts payable and accrued liabilities	(3,594,202)	(253,667)
Future income taxes	286,586	–
Deferred revenue	(3,629)	14,265
	(3,838,778)	(411,715)
Financing activities
Issuance of shares and warrants for cash	–	1,191,028
Proceeds from loans and leasing contracts	1,214,356	15,021
Repayment of loans and leasing contracts	(3,918,070)	(133,834)
	(2,703,714)	1,072,215
Investing activities
Purchase of tangible and intangible assets	(2,513,163)	(942,727)
Sale of property, plant and equipment & shares	7,534,277	1,035
	5,021,114	(941,692)

Foreign exchange effect on cash and cash equivalents	1,992,489	(19,565)

Increase (decrease) in cash and cash equivalents	471,111	(300,757)
Cash and cash equivalents, beginning of period	682,859	764,544
Cash and cash equivalents, end of period	1,153,970	463,787

Stream Communications Network & Media Inc., Page 8 of 8